Exhibit 4.21

SHARE TRANSFER AND TERMINATION AND RELEASE AGREEMENT

This Share Transfer and Termination and Release Agreement (this “Agreement”) is entered into as of July     , 2007, by and among:

(1) Pixelplus Co., Ltd, a corporation organized and existing under the laws of the Republic of Korea (“Korea”) with its office located at 6th Floor, Gyeonggi R&DB Center, 906-5 Iui-dong, Yeongtong-gu, Suwon-si, Gyeonggi-do, 443-766, Korea (the “Pixelplus”);

(2) Pixelplus Technology Inc., a corporation organized and existing under the laws of the Republic of China (“Taiwan”) with its office located at 29, 6F-2, Hsinchu, Taiwan (“PTI”); and

(3) Huang Yo Chin, an individual citizen of Taiwan with his Taiwanese passport number of 130713242, and with his residence located at [residence address], Taiwan (“Purchaser”).

RECITALS

A. Pixelplus is a shareholder of PTI, with thirty-seven point five percent (37.5%) of the total issued and outstanding shares of stock of PTI.

B. Pixelplus wishes to sell, and Purchaser wishes to purchase, the Pixelplus’ shares of PTI pursuant to the terms set forth below.

C. Pixelplus intends to withdraw from and terminate its relationship with PTI, and PTI intends to allow Pixelplus to do so, pursuant to the terms set forth below.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth hereinbelow, and intending to be legally bound hereby, Pixelplus, PTI, and Purchaser (collectively, the “Parties”) agree as follows.

1.	Termination of Business Relationship

1.1 On July [date], 2007, or such other date as agreed upon by the Parties (the “Closing Date”), the following actions (the “Closing”) shall occur contemporaneously:

(a) Pixelplus shall sell, transfer, assign and deliver [number of shares] ([            ]) shares of common stock of PTI (the “Purchased Shares”) to Purchaser;

(b) Purchaser shall pay to Pixelplus as consideration for the Purchased Shares the aggregate purchase price of one U.S. dollar US$1.00 (the “Purchase Price”);

(c) Pixelplus shall deliver to PTI the written resignations of Mr. William Kim from his position as a director of PTI and the written resignation of Mr. Ou-Seb Lee from his position as a director of PTI;

(d) PTI shall take all actions to register the resignation of Mr. William Kim from his position as a director of PTI and the resignation of Mr. Ou-Seb Lee from his position as a director of PTI with the relevant Taiwanese regulatory authorities;

(e) PTI shall return to Pixelplus all of the products specified in Exhibit 1.1(e) attached hereto (the “First Installment of Returned Products”) at the Closing Date. After PTI provides the First Installment of Returned Products to Pixelplus, Pixelplus shall deduct the amount of US$1,541,058.31 for the First Installment of Returned Products from the total accounts receivable of US$3,164,089.73 due as of May 9, 2007 from PTI to Pixelplus;

(f) PTI shall return to Pixelplus all of the products specified in Exhibit 1.1(f) attached hereto (the “Second Installment of Returned Products”) at the Closing Date. After PTI provides the Second Installment of Returned Products to Pixelplus, Pixelplus shall deduct the amount of US$1,623,031.42 for the Second Installment of Returned Products from the total accounts receivable of US$ 1,623,031.42 due as of June 25, 2007 from PTI to Pixelplus; and

(g) PTI shall discard and destroy in the presence of Pixelplus’ personnel all of the products PTI and Pixelplus determine and agree to discard and destroy, except for those products listed in the table below.

Product Name	Product Type	Number of Units
PO2010D	Die	138,235
PO3010K	Die	4,821
PO3130D	Wafer	43

1.2 Pixelplus and PTI hereby acknowledge and agree that, after the consummation of the Closing:

(a) PTI shall, with immediate effect, operate without the Pixelplus trademark;

(b) within one (1) month after the Closing Date, PTI shall remove all references to “Pixelplus” from all properties, literatures and products of Pixelplus and shall otherwise stop use of such words, and PTI shall give written notice to Pixelplus of completion of such removal;

(c) the Cooperation Agreement dated September 20, 2004 shall be automatically terminated as of the Closing Date. Pixelplus and all of its affiliates and subsidiaries shall be completely relieved of any liability arising out of or in connection with the Cooperation Agreement; and

(d) the Shareholders Agreement dated June 1, 2005 shall be amended to reflect the terms of this Agreement as of the Closing Date. Pixelplus and all of its affiliates and subsidiaries shall be completely relieved of any liability arising out of or in connection with the Shareholders Agreement.

2.	Representations and Warranties of Purchaser and PTI

As of the date hereof, Purchaser and PTI represent and warrant to, and agree with, Pixelplus as follows:

2.1 Purchaser and PTI have all necessary power and authority to enter into this Agreement, to carry out their obligations hereunder, and to consummate the transaction contemplated under this Agreement.

2.2 PTI is duly organized, validly existing and in good standing under the laws of Taiwan with all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement in accordance with their terms and has taken all necessary action to authorize the execution and delivery of this Agreement.

2.3 The execution, delivery and performance of this Agreement by PTI and Purchaser do not and will not (i) violate, conflict with or result in the breach of any provision of the articles of incorporation (or similar organizational documents) of PTI and (ii) violate any order, writ, judgment, injunction, decree, law, statute, rule or regulation of any governmental authority in Taiwan.

2.4 All filings, consents, approvals, authorizations, and other requirements prescribed by law or regulation which must be obtained or satisfied by PTI and Purchaser and which are necessary for the execution and delivery of this Agreement and the consummation of the transaction contemplated in this Agreement (collectively, the “Required Approvals of PTI and Purchaser”) shall have been obtained and satisfied by PTI and Purchaser.

3.	Conditions for the Benefit of Pixelplus

All obligations of Pixelplus hereunder are, at its option, subject to the fulfillment of each of the following conditions on or before the Closing Date:

3.1 All representations and warranties made by PTI and Purchaser herein shall be true and correct at the date hereof and as of the Closing Date.

3.2 All of the covenants, terms and conditions of this Agreement to be complied with by PTI and Purchaser on or before the Closing Date shall have been complied with.

3.3 As of the Closing, there shall be no injunction, writ, preliminary restraining order or other order issued by a court or governmental agency of competent jurisdiction directing that the transaction contemplated under this Agreement not be consummated as provided herein.

3.4 The Required Approvals of PTI and Purchaser shall have been obtained by PTI and Purchaser in accordance with the time limits set by the relevant governmental authorities.

3.5 PTI shall have amended its articles of incorporation and the Shareholders Agreement dated June 1, 2005 to reflect the terms of this Agreement, and PTI shall have registered such amended articles of incorporation with Taiwanese regulatory authorities.

4.	Additional Covenants

4.1 PTI and Purchaser shall use all reasonable efforts following the execution hereof to (i) obtain the Required Approvals of PTI and Purchaser and (ii) cooperate with Pixelplus in obtaining the required approvals of Pixelplus.

4.2 As an obligation surviving the Closing until two (2) years after the Closing, PTI agrees that it will fully assist and cooperate with Pixelplus and/or its independent registered public accountants anytime and from time to time (as requested or required by Pixelplus) with any required public filings, submissions, and/or reporting by Pixelplus, including without limitation any required filings, submissions and/or reporting arising from or in connection with Pixelplus’ U.S. GAAP financials, Form 6-K, and Form 20-F filed with the United States Securities and Exchange Commission. PTI further agrees it will furnish Pixelplus and/or its independent registered public accountants with any and all business, finance, accounting, and tax documents, materials, and information necessary and proper for Pixelplus to execute and complete its filings, submissions, and/or reporting referenced in this Section 4.2 in a timely and effective manner.

4.3 As an obligation surviving the Closing until two (2) years after the Closing, PTI and Purchaser shall indemnify and hold harmless Pixelplus against and in respect of any and all liabilities, losses, damages, claims, costs and expenses (including without limitation reasonable attorneys’ fees) (collectively, the “Losses”) arising out of, resulting from, or due to: (a) any material misrepresentation, breach of warranty or non-fulfillment of any covenant on the part of PTI and/or Purchaser under this Agreement, or from any material misrepresentations in or omission from any schedule, certificate or written statement furnished or to be furnished by PTI and/or Purchaser to Pixelplus hereunder; and (b) any and all actions, demands, assessments or judgments, costs and expenses incidental to any of the foregoing matters set forth in this Section 4.3.

5.	Full and Final Settlement and Release

5.1 The rights and obligations set forth in Section 1 are in consideration of the full and final settlement, release, and discharge of any and all past, present and future, actual and potential, rights and claims which PTI and/or Purchaser has or may have against Pixelplus or its former or present shareholders, directors, officers, employees or agents (collectively, the “Indemnitees”) under or in connection with any past or present business relationship among Pixelplus, PTI, and Purchaser, and all of their affiliates and subsidiaries (collectively, the “Claims”). Without limiting the generality of the foregoing, in the case of any claim by PTI, the term “Indemnitees” shall include any former or present directors, officers or employees of PTI who were nominated by Pixelplus or its affiliates.

5.2 Except as specifically provided in Section 1, each Party hereby acknowledges and agrees that it shall have no further right or claim against any Indemnitee under or in connection with the Claims.

5.3 Except with respect to its rights and obligations specifically provided in Section 1, PTI and/or Purchaser shall not file any action, claim or petition against or involving any Indemnitee with any judicial, administrative, legislative or other public agency with respect to any right or claim PTI and/or Purchaser has or may have against any Indemnitee under or in connection with the Claims.

6.	Miscellaneous

6.1 Entire Agreement. This Agreement constitutes the entire understanding and agreement among the Parties and supersedes any and all prior or contemporaneous, oral or written, representations, communications, understandings and agreements among the Parties with respect to the subject matter hereof.

6.2 Modifications. This Agreement shall not be modified, amended, cancelled or altered in any way, except by an instrument in writing signed by all Parties.

6.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Execution of one or more counterparts and delivery thereof by facsimile transmission shall be permitted.

6.4 Confidentiality of Agreement. No Party shall disclose, disseminate or cause to be disclosed the terms and conditions of this Agreement, except insofar as disclosure is reasonably necessary to carry out and effectuate the terms of this Agreement, and insofar as such party is required by law to respond to any demand for information from any court, governmental entity or governmental agency.

6.5 Governing Law. This Agreement shall be governed under the laws of Korea.

6.6 Jurisdiction. The Parties shall use all reasonable efforts to resolve amicably any dispute, controversy or difference arising among the Parties out of or in relation to this Agreement or for any breach thereof. If the Parties fail to do so, the Parties hereby agree to submit to the non-exclusive jurisdiction of the courts in Taiwan for resolution, and such resolution shall be conducted in the English language.

IN WITNESS WHEREOF, the Parties executed this Agreement as of the date first above written.

PIXELPLUS CO., LTD.	PIXELPLUS TECHNOLOGY INC.

By:	By:

Name:	Name:

Title:	Title:

HUANG YO CHIN

By:

Name:

Title:

Exhibit 1.1(e)

First Installment of Returned Products

Type	Unit	Qty.	U/P (US$)	Amt. (US$)
PO1200D Wafer	sls	9	1,420		12,780
PO3030K Wafer	sls	5	1,320		6,600
PC1025N Die	pcs	2,964	0.51		1,512
PO2030N Die	pcs	16,775	0.46		7,717
PO1200N CSP (OPC)	pcs	368	6.20		2,282
PO2030N CSP (OPC)	pcs	7,359	1.18		8,684
PO3030K CSP (OP)	pcs	14,515	1.11		16,112
PO3130D CSP (OPC)	pcs	534	2.98		1,591
PO3130R CSP (OP)	pcs	793	3.11		2,466
PO3130R CSP (OP-3D)	pcs	1,400	3.11		4,354
PO2030N Die	pcs	7,051	0.46		3,243

Sub-Total		51,773		US$	67,340.02

PO1200D CSP (OP)	pcs	34,019	4.48		152,405
PO1200N CSP (OP)	pcs	33,150	4.71		156,137
PO2030N CSP (OP-3D)	pcs	0	1.18		0
PO3030K CSP (OP)	pcs	0			0
PO3030K CSP (OP-3D)	pcs	119,854	1.18		141,428
PO3130D CSP (OP-3D)	pcs	604	2.98		1,800
PO3130R CSP (OP)	pcs	52,273	3.11		162,569
PO1200D Wafer (F/T)	sls	125	1,420		177,500
PO1200D Wafer (S/T)	sls	200	1,400		280,000
PO1200N Wafer (F/T)	sls	43	1,420		61,060
PO3130R Wafer (F/T)	sls	190	1,370		260,300
PO3130R Wafer (S/T)	sls	61	1,320		80,520

Sub- Total		240,519		US$	1,473,718.29

Total				US$	1,541,058.31

Exhibit 1.1(f)

Second Installment of Returned Products

Type	Unit	QTY	NTD AMT.	U/P (US$)	USD AMT
PO1030D OPC-D CSP	pcs	89	3,499	1.20	107
PO2010D Die	pcs	250,000	8,684,575	1.05	263,169
PO2030N CSP (OP)	pcs	1,359	60,659	1.35	1,838
PO3030K CSP (OPC)	pcs	37	2,388	1.96	72
PO3030K CSP (OP)	pcs	69	2,487	1.10	76
PO3030K CSP (OP-3D)	pcs	21	838	1.21	25
Sensor		251,575	8,754,446		265,287
PO1030D CSP (OPC)	pcs	4,244	168,505	1.20	5,106
PO1031D CSP (OP)	pcs	2	79	1.20	2
PO1200D CSP (OP)	pcs	14,978	1,503,712	3.05	45,683
PO1200D CSP (OP-3D)	pcs	14	1,058	2.30	32
PO1200N CSP (OP-3D)	pcs	657	64,783	3.00	1,971
PO1200N CSP (OP)	pcs	109,445	8,633,766	2.40	262,668
PO2030N CSP (OPC)	pcs	38	3,203	2.55	97
PO2030N CSP (OP)	pcs	348	15,914	1.40	487
PO2030N CSP (OP-3D)	pcs	165,249	6,874,672	1.26	208,323
PO3030K CSP (OP)	pcs	55,289	574,746	0.32	17,417
PO3030K CSP (OP-3D)	pcs	46,808	1,494,238	1.00	46,808
PO3130D CSP (OP-3D)	pcs	71,378	2,638,623	1.12	79,958
PO3130R CSP (OP-3D)	pcs	20	1,490	2.60	52
bine2~6&other		468,470	21,974,789		668,604
PO1200D CSP (OP)	pcs	23,377	2,346,927	3.05	71,300
PO1200N CSP (OP)	pcs	121,181	9,559,581	2.40	290,834
PO2030N CSP (OP-3D)	pcs	75,103	3,124,427	1.27	95,381
PO3030K CSP (OP)	pcs	15,626	162,437	0.32	4,922
PO3030K CSP (OP-3D)	pcs	41,140	1,313,308	1.00	41,140
PO3130D CSP (OP-3D)	pcs	744	27,503	1.13	841
PO3130R CSP (OP)	pcs	102,795	6,095,785	1.80	184,721
		379,966	22,629,968		689,139

		1,100,011	53,359,203		1,623,030